

02007993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/01 (MM/DD/YY) AND ENDING 8/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alfa Capital Markets (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 30th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Robert Beech (212) 421-7500
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nicholas Robert Beech swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alfa Capital Markets (USA), Inc., as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N. R. Beech

Signature

President

Title

Notary Public

06

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



ALFA CAPITAL MARKETS (USA), INC.

CONTENTS
August 31, 2002



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Alfa Capital Markets (USA), Inc.

We have audited the accompanying statement of financial condition of Alfa Capital Markets (USA), Inc., a subsidiary of OJSC Alfa Bank, as of August 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alfa Capital Markets (USA), Inc. as of August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

October 10, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF FINANCIAL CONDITION

August 31, 2002

ASSETS	
Cash and Cash Equivalents	$3,952,102
Due from Broker	197,559
Furniture, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $51,678)	190,303
Income Tax Refund Receivable	67,713
Other Assets	47,648
Total Assets	$4,455,325
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities - accrued expenses and other liabilities	$ 85,188
Commitments	
Subordinated Liability	494,886
Shareholder's Equity	3,875,251
Total Liabilities and Shareholder's Equity	$4,455,325

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Alfa Capital Markets (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company acts as an introducing broker for institutional customers.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consists of a money market fund maintained at a bank.

Cash and cash equivalents, in the aggregate amount of approximately $3,600,000, are held in noninterest-bearing accounts at the banks of the Parent and an affiliated entity.

Depreciation of furniture, fixtures and office equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements, at cost, consist of the following:

		Estimated Useful Life
Furniture and fixtures	$ 21,065	7 years
Office equipment	168,269	5 years
Leasehold improvements	52,647	Term of lease
	241,981	
Less accumulated depreciation and amortization	51,678	
	$190,303	

3. SUBORDINATED LIABILITY:

The liability subordinated to the claims of general creditors has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the SEC's Uniform Net Capital Rule.

The subordinated loan principal amounting to $400,000 has been established with the Parent, matures on August 22, 2004 and bears interest at the rate of 23% per annum payable at maturity.

The subordinated debt can be repaid only if, after giving effect to such payment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowing approximates $575,000 using the same terms, maturity and an 8% interest rate.

4. INCOME TAXES:

At August 31, 2002, the Company had net operating loss carryforwards for income tax purposes of approximately $1,053,000, which are available to offset federal, state and local taxable income. The carryforwards resulted in a deferred tax asset of approximately $358,000 at August 31, 2002, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

5. COMMITMENTS:

The Company is obligated under a noncancelable lease agreement expiring on April 30, 2006. Future aggregate minimum rental commitments are as follows:

Year ending August 31,	
2003	$214,500
2004	214,500
2005	214,500
2006	143,000
	$786,500

The lease contains provisions for escalations based on certain costs incurred by the lessor.

6. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital changes from day to day, but at August 31, 2002, the Company had net capital of $419,988, which exceeded the requirement of $5,682 by $414,306.



ALFA CAPITAL MARKETS (USA), INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

AUGUST 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL


SEC MAIL PROCESSING
RECEIVED
OCT 29 2002
WASH. D.C.
155
SECTION

To the Shareholder of
Alfa Capital Markets (USA), Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Alfa Capital Markets (USA), Inc. (the "Company") for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alfa Capital Markets (USA), Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

October 10, 2002